Longview Acquisition Corp. II
767 Fifth Avenue, 44th Floor
New York, NY 10153

March 16, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sonia Bednarowski Susan Block

Re:	Longview Acquisition Corp. II Registration Statement on Form S-1 File No. 333-252594

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Longview Acquisition Corp. II, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 18, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christopher Capuzzi, of Ropes & Gray LLP, counsel to the Company, at (212) 596-9575, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
/s/ Mark Horowitz
Mark Horowitz
Chief Financial Officer